PEARLMAN SCHNEIDER LLP
Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, Esq.	(561) 362-9595
Charles B. Pearlman, Esq.	Facsimile
Brian A. Pearlman, Esq.	(561) 362-9612

October 5, 2012

‘CORRES’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.   20549

Attention:      Max A. Webb, Assistant Director
        Lyn Shenk, Accounting Branch Chief
Jeffrey Sears
J. Nolan McWilliams

    Re:      Transax International Limited (the “Company”)
File No. 000-27845

Ladies and Gentlemen:

In furtherance to the telephone conversation with Jeffrey Sears on October 5, 2012, there is attached the Company’s statement as to the criteria and processes for determining the allocation of sales to net revenue or gross revenue to be reported.

The criteria described on the attached statement represents a change in the accounting position previously expressed in the Company’s correspondence dated August 31, 2012, in which it was stated that sales of Universal Toys will be presented entirely on a net basis but, instead, will be presented in accordance with the criteria set forth in the statement.

As before, we sincerely appreciate the time and courtesies provided by the staff.

Sincerely yours,

/s/ James M. Schneider

James M. Schneider
JMS:sjm
Enclosure

TRANSAX INTERNATIONAL LIMITED
Sales Revenue Gross-Net Determination Processes

Transax International Limited (the “Company”) will test its sales revenue against the criteria established by ASC 605-45 Revenue Recognition – Principal Agent Considerations to determine if its sales revenue should be reported on the gross basis or the net basis.

The criteria for gross reporting that the Company follows are:

1.	The Company is the primary obligor to provide the product desired by the customers;
2.	The Company has discretion in supplier selection;
3.	The Company has latitude in establishing price;
4.	The Company has credit risk; and
5.	The Company has inventory risk before customer order or upon customer return.

Any transaction that does not meet any of the 5 criteria will be reported on the net basis. Only those transactions that meet all the 5 criteria will be reported on the gross basis.

The processes the Company follows to test its revenue are:

1.	The Company breaks out its sales transactions by vendors/suppliers;
2.	The Company, with the participation of both the sales team and the accounting team, tests each transaction to see if it meets all of the 5 criteria listed above;
3.	Once the transaction is determined to be reported on the gross basis or on the net basis, its related cost of goods sold is allocated accordingly;
4.
For gross reporting, revenue and cost of goods sold are reported on separate lines on the operating statement, whereas for net reporting, cost of goods sold will be netted with sales revenue and reported as net revenue.

[See Footnote 2 to the Company’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2012.]